UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1


                         BounceBackTechnologies.com,Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                           (Title of Class Securities)

                                     101628
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                                 (CUSIP Number)

             Robert Krauss, Schnader, Harrison, Segal & Lewis L.L.P. 1600 Market Street, Suite 3600 - Philadelphia, PA 19103
                                  215-751-2000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1of 4 Pages)

________________
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.          101628                                    Page 2 of 4 Pages
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   1      Name of Reporting Person
          SS or IRS Identification No. of Above Person
                 John J. Pilger                SSN: ###-##-####
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   2      Check the appropriate box if a member of a group     (a) [ ]
                (b) [ ]
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   3      SEC USE ONLY

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   4      Source of Funds*
          00
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   5      Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [ ]
                 N/A
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   6          Citizenship or place of organization U.S.A.
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                         7     Sole Voting Power
  Number of Shares             3,469,962
 Beneficially Owned
  by Each Reporting
     Person With
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                         8     Shared Voting Power
                                  0
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                         9     Sole Dispositive Power
                                  1,964,018
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                       10      Shared Dispositive Power
                                  0
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   11     Aggregate amount beneficially owned by each reporting person
             3,469,962
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   12     Check box if the aggregate amount in Row (11) excludes certain
          shares*   [ ]
             N/A
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   13     Percent of class represented by amount in Row (11)
           30.5%
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   14     Type of reporting person*
              IN
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


             AMENDED SCHEDULE 13D - AMENDMENT NO. 7

Item 1    Security and Issuer

          Common Stock, par value $.01 per share, of BounceBackTechnologies.com,Inc. (the "Company"), 707 Bienville Blvd., Ocean Springs, MS 39564

Item 2    Identity and Background

          (a)  Name:                        John J. Pilger

          (b)  Business Address:            707 Bienville Blvd.
                                            Ocean Springs, MS 39564

          (c)  Principal Occupation:        CEO, Chairman of the Board
               Employed By:                 BounceBackTechnologies.com,Inc.

          (d)  Prior Criminal Proceedings:  None

          (e)  Prior Civil Proceedings:     None

          (f)  Citizenship:                 United States of America

Item 3    Source and Amount of Funds or Other Consideration
                   N/A


Item 4    Purpose of the Transaction

          Pursuant to the terms of an amended restated debenture agreement (the "Debenture Agreement") between Roy Anderson Holding Corp and the Company dated December 31, 1999, 1,100,000 shares of common stock, par value ($.01), of the Company were held in escrow as collateral securing the Company's obligation under the debenture agreement. Mr. Pilger, per the terms of the debenture agreement, retained the proxy to vote the 1,100,000 shares. On August 2, 2001, the Company satisfied its debt obligations to Roy Anderson Holding Corp. Accordingly, the 1,100,000 shares of common stock are being released from escrow per the terms of the Terminated Escrow Agreement and Pledge Agreement executed on December 11, 2001 by Roy Anderson Holding Corp and cancelled, thus terminating Mr. Pilger's proxy and reducing the Company's total shares outstanding to 11,387,871.

Item 5    Interest in Securities of the Issuer

          (a) The following table sets forth the aggregate number and percentage of outstanding shares of common stock (initial cap) beneficially owned by the undersigned as of the date of this report:

                   Number of Shares   Percentage of Outstanding Shares
                   ----------------   --------------------------------
                   3,469,962           30.5%

          (b)      Voting Power and Dispositive Power

                   Sole Power to Vote:                3,469,962
                   Shared Power to Vote:                      0




                                     3 of 4

                   Sole Power to Dispose:             1,964,018
                   Shared Power to Dispose:                         0

          (c) The following table reflects Mr. Pilger's transactions in the Company's Common Stock:

                   None

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities held by the undersigned.

          (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In connection with a loan settlement agreement dated December 31, 1997, Kevin Kean a former chairman of the board of the Company granted Mr. Pilger, as chief executive officer of the company, an irrevocable proxy to vote 1,330,944 shares of common stock, which shares' owner of record is Kevin Kean.

          Roy Anderson Holding Corporation entered into debenture agreements with respect to $1.5 million in loans due Roy Anderson Holding Corp by the Company. Under the terms of a restated amendment to the debenture agreements dated December 31, 1999, the Company placed 1,100,000 shares of the Company's common stock in escrow to collateralize the Company's debt obligations to Roy Anderson Holding Corp. Mr. Pilger, per the terms of the restated amendment to the debenture agreements, retained the proxy to vote these 1,100,000 shares of common stock.

          On August 2, 2001 the Company satisfied its debt obligations to Roy Anderson Holding Corp and the 1,100,000 shares of common stock are being released from escrow and retired pursuant to the Terminated Escrow and Pledge Agreements executed on December 11, 2001 by Roy Anderson Holding Corp, thus reducing the Company's total shares outstanding to 11,387,871, and retiring Mr. Pilger's proxy.

          Mr. Pilger purchased 852,250 shares of common stock from Roy Anderson Holding Corp. on December 31, 1999. The purchase price was ten cents ($.10) per share which was paid by delivery of Mr. Pilger's personal promissory note.

         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2001





                                   (s)  John J. Pilger
                                   -------------------------------------
                                   John J. Pilger







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